UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 21, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS.

On January 21, 2005, Irwin Financial Corporation issued a press release announcing its 2004 Fourth Quarter and Annual Earnings Conference Call attached as Exhibit 99. This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	**Description**
99	Press Release of Irwin Financial Corporation issued January 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: January 21, 2005   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99	Press Release of Irwin Financial Corporation issued January 21, 2005

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

January 21, 2005   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
2004 FOURTH QUARTER AND ANNUAL EARNINGS CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its Fourth Quarter and Annual 2004 operating results on January 25, 2005.

At 1:00 p.m. EST, 12:00 p.m. CST, on January 25th, the Corporation will hold a conference call to review results. The toll-free number for the call will be (888) 545-0687; please tell the operator you would like to join the Irwin Financial call. A company news release regarding the topic of the call will be available on PRNewswire and on the Irwin Financial website before the call. Greg Ehlinger, Senior Vice President and CFO of Irwin Financial Corporation, and Will Miller, CEO, Irwin Financial Corporation, will be the speakers on the call. A replay of the call will be available for 48 hours by calling (877) 213-9653, passcode 10780679#.

Information provided and statements made during the call that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements of the company's expectations, hopes, beliefs and intentions on strategies for the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including, but not limited to, general economic, business and financial conditions, governmental action, competitor activity, expense volatility, changes in applicable accounting policies or principles, and other risks detailed from time to time in IFC Securities and Exchange Commission filings.

Irwin ®Financial Corporation (http://www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Home Equity Corporation, Irwin Union Bank, and Irwin Commercial Finance Corporation -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.